EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-39647, No. 33-45167, No. 33-46719) of Trimble Navigation Limited of our report dated June 20, 2007, with respect to the statements of net assets available for benefits of Trimble Navigation Savings and Retirement Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) and schedule H, line 4a-schedule of non-exempt transactions as of and for the year ended December 31, 2006, respectively, which report appears in the December 31, 2006 annual report on Form 11-K of Trimble Navigation Savings and Retirement Plan.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 20, 2007